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As filed with the Securities and Exchange Commission on October 18, 2001

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

MIPS TECHNOLOGIES, INC.
(Name of Subject Company—Issuer and Filing Person—Offeror)

OPTIONS TO PURCHASE CLASS A COMMON STOCK,
par value $0.001 per share
(Title of Class of Securities)

604567-10-7
(CUSIP Number of Class of Securities)

John E. Bourgoin
Chief Executive Officer and President
MIPS TECHNOLOGIES, INC.
1225 Charleston Road
Mountain View, California 94043-1353
Telephone: (650) 567-5000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Person)

Copies to:
 Nancy H. Wojtas
COOLEY GODWARD LLP
Five Palo Alto Square, 3000 El Camino Real
Palo Alto, California 94306-2155
Telephone: (650) 843-5000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$42,064,000	$8,413

*
Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 8,800,000 shares of Class A Common Stock of MIPS Technologies, Inc. having an aggregate value of $42,064,000 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.

**
One-fiftieth of 1% of the value of the transaction, pursuant to Rule 0-11 of the Securities Exchange Act, as amended.
/ /	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
	Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
	Form or Registration No.: Not applicable.	Date Filed: Not applicable.
/ /	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
/ /	Third-party tender offer subject to Rule 14d-1.
/x/	Issuer tender offer subject to Rule 13e-4.
/ /	Going-private transaction subject to Rule 13e-3.
/ /	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

CUSIP NO. 604567-10-7

SCHEDULE TO

ITEM 1. SUMMARY TERM SHEET.

    The information set forth in the Offer to Exchange under the "Summary of Terms" section is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

  (a)
  Name and Address. The name of the issuer is MIPS Technologies, Inc., a Delaware corporation (the "Company"), the address of its principal executive office is 1225 Charleston Road, Mountain View, CA 94043-1353 and the telephone number of its principal executive office is (650) 567-5000. The information set forth in the Offer to Exchange under Section 15 ("Information About MIPS") is incorporated herein by reference.

  (b)
  Securities. This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange certain options currently outstanding under the Company's 1998 Long-Term Incentive Plan (the "Option Plan") to purchase shares of the Company's Class A Common Stock, par value $0.001 per share (the "Common Stock") held by optionholders as of October 18, 2001 (the "Eligible Options") for replacement options (the "Replacement Options") to purchase shares of the Common Stock to be granted under the Option Plan, upon the terms and subject to the conditions set forth in the Offer to Exchange. The number of shares of Common Stock subject to the Replacement Options will be equal to the number of shares of Common Stock subject to the Eligible Options that are accepted for exchange and cancelled. The information set forth in the Offer to Exchange under the "Summary of Terms" section, Section 1 ("Number of Options; Expiration Date"), Section 5 ("Acceptance of Options for Exchange and Cancellation and Issuance of Replacement Options") and Section 8 ("Source and Amount of Consideration; Terms of Replacement Options") is incorporated herein by reference.

  (c)
  Trading Market and Price. The information set forth in the Offer to Exchange under Section 7 ("Price Range of Common Stock") is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF THE FILING PERSON.

  (a)
  Name and Address. The information set forth under Item 2(a) above is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

  (a)
  Material Terms. The information set forth in the Offer to Exchange under the "Summary of Terms" section, Section 1 ("Number of Options; Expiration Date"), Section 3 ("Procedures"), Section 4 ("Change in Election"), Section 5 ("Acceptance of Options for Exchange and Cancellation and Issuance of Replacement Options"), Section 6 ("Conditions of the Offer"), Section 8 ("Source and Amount of Consideration; Terms of Replacement Options"), Section 10 ("Status of Options Acquired by Us in the Offer"), Section 11 ("Legal Matters; Regulatory Approvals"), Section 12 ("Material U.S. Federal Income Tax Consequences") and Section 13 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

  (b)
  Purchases. The information set forth in the Offer to Exchange under Section 9 ("Interests of Directors and Officers; Transactions and Arrangements Involving the Options") is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

  (e)
  Agreements Involving the Subject Company's Securities. The information set forth in the Offer to Exchange under Section 9 ("Interests of Directors and Officers; Transactions and Arrangements Involving the Options") is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

  (a)
  Purposes. The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

  (b)
  Use of Securities Acquired. The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Options for Exchange and Cancellation and Issuance of Replacement Options") and Section 10 ("Status of Options Acquired by Us in the Offer") is incorporated herein by reference.

  (c)
  Plans. At present, the board of directors is composed of five (5) members. The Company from time to time evaluates strategic acquisitions and will continue to do so in the future. The Company may issue its stock or pay cash in connection with such acquisitions. The Company may obtain cash for such acquisitions through a variety of means, including, without limitation, through the issuance of additional stock.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  (a)
  Source of Funds. The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of Replacement Options") and Section 14 ("Fees and Expenses") is incorporated herein by reference.

  (b)
  Conditions. The information set forth in the Offer to Exchange under Section 6 ("Conditions of the Offer") is incorporated herein by reference.

  (d)
  Borrowed Funds. Not applicable.

ITEM 8. INTEREST IN THE SECURITIES OF THE SUBJECT COMPANY.

  (a)
  Securities Ownership. Not applicable.

  (b)
  Securities Transactions. The information set forth in the Offer to Exchange under Section 9 ("Interests of Directors and Officers; Transactions and Arrangements Involving the Options") is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

    Not applicable.

ITEM 10. FINANCIAL STATEMENTS.

  (a)
  Financial Information. Item 8 ("Financial Statements and Supplementary Data") of MIPS Technologies, Inc.'s Annual Report on Form 10-K for the fiscal year ended June 30, 2001 is incorporated herein by reference. The information set forth in the Offer to Exchange under Section 15 ("Information About MIPS") and Section 17 ("Additional Information") is incorporated herein by reference.

  (b)
  Pro Forma Financial Information. Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

    Not applicable.

[Remainder of this page intentionally left blank.]

ITEM 12. EXHIBITS.

Exhibit Number	Description
99.(a)(1)(A)	Offer to Exchange, dated October 18, 2001.
99.(a)(1)(B)	Form of Electronic Letter of Transmittal.
99.(a)(1)(C)	Form of Summary of Terms.
99.(a)(1)(D)	Form of Election Form.
99.(a)(1)(E)	Form of Notice of Change in Election from Accept to Reject.
99.(a)(1)(F)	Form of Notice of Change in Election from Reject to Accept.
99.(a)(1)(G)	Powerpoint slide presentation to holders of Eligible Options.
99.(a)(1)(H)	Form of Confirmation of Participation in the Offer to Exchange.
99.(a)(1)(I)	Form of French Election Form.
99.(a)(1)(J)	Form of French Notice of Change in Election from Reject to Accept.
99.(a)(1)(K)
MIPS Technologies, Inc. Annual Report on Form 10-K for its fiscal year ended June 30, 2001, filed with the Securities and Exchange Commission on September 24, 2001 and incorporated herein by reference.
99.(b)	Not applicable.
99.(d)(1)
MIPS Technologies, Inc.'s 1998 Long-Term Incentive Plan (incorporated herein by reference to Exhibit A to the Company's Definitive Proxy Statement on Form DEF 14A filed with the Securities and Exchange Commission on September 21, 1999).
99.(g)	Not applicable.
99.(h)	Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

    Not applicable.

[Remainder of this page intentionally left blank.]

SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 18, 2001

MIPS TECHNOLOGIES, INC.
By:	/s/ JOHN E. BOURGOIN Name: John E. Bourgoin Title: Chief Executive Officer and President

INDEX OF EXHIBITS

Exhibit Number	Description
99.(a)(1)(A)	Offer to Exchange, dated October 18, 2001.
99.(a)(1)(B)	Form of Electronic Letter of Transmittal.
99.(a)(1)(C)	Form of Summary of Terms.
99.(a)(1)(D)	Form of Election Form.
99.(a)(1)(E)	Form of Notice of Change in Election from Accept to Reject.
99.(a)(1)(F)	Form of Notice of Change in Election from Reject to Accept.
99.(a)(1)(G)	Powerpoint slide presentation to holders of Eligible Options.
99.(a)(1)(H)	Form of Confirmation of Participation in the Offer to Exchange.
99.(a)(1)(I)	Form of French Election Form.
99.(a)(1)(J)	Form of French Notice of Change in Election from Reject to Accept.
99.(a)(1)(K)
MIPS Technologies, Inc. Annual Report on Form 10-K for its fiscal year ended June 30, 2001, filed with the Securities and Exchange Commission on September 24, 2001 and incorporated herein by reference.
99.(b)	Not applicable.
99.(d)(1)
MIPS Technologies, Inc.'s 1998 Long-Term Incentive Plan (incorporated herein by reference to Exhibit A to the Company's Definitive Proxy Statement on Form DEF 14A filed with the Securities and Exchange Commission on September 21, 1999).
99.(g)	Not applicable.
99.(h)	Not applicable.

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SCHEDULE TO
SIGNATURE
INDEX OF EXHIBITS